UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                          Riviera Holdings Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   769627 10 0
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                                 (CUSIP Number)

                                Ian Bruce Eichner
                           101 Convention Center Drive
                                    Suite 100
                               Las Vegas, NV 89101
                                  702-650-6418
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Stephen M. Kotran, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                  212-558-4000

                                December 12, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 769627 10 0

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      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ian Bruce Eichner
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                  (b) [_]
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS

             PF
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [_]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada, United States
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    NUMBER OF SHARES         7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON             600,000
          WITH               ---------------------------------------------------

                             8     SHARED VOTING POWER

                                   -0-
                             ---------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   600,000
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                            10     SHARED DISPOSITIVE POWER

                                   -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             600,000
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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                  [_]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.8%
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    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
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                                       2

Item 1.  SECURITY AND THE ISSUER

      This Amendment No. 2 to the Statement on Schedule 13D (this "Amendment") amends and restates the Statement on Schedule 13D originally filed by D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"),
D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company ("Valence") and David E. Shaw, a citizen of the United States of America, with the Securities and Exchange Commission on April 11, 2006 (the "Schedule 13D"), and the Amendment No. 1 to the Schedule 13 D filed by Laminar, DESCO LP, DESCO LLC, Valence, David E. Shaw and Ian Bruce Eichner, a citizen of the United States of America, with the Securities and Exchange Commission on November 13, 2006, relating to the common stock, par value $0.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas NV 89109.

Item 2.  IDENTITY AND BACKGROUND

      (a), (f) This statement is filed on behalf of Ian Bruce Eichner, a citizen of the United States of America (the "Reporting Person").

      (b) The business address and principal office of the Reporting Person is 101 Convention Center Drive, Suite 100, Las Vegas, NV 89101.

      (c) Ian Bruce Eichner is the chief executive officer of the Cosmopolitan Resort and Casino.

      (d), (e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      In acquiring 600,000 shares of Common Stock owned by Ian Bruce Eichner prior to August 7, 2006, Ian Bruce Eichner expended approximately $12,600,000 (excluding commissions) of his personal funds.

Item 4.  PURPOSE OF TRANSACTION

      The Reporting Person and one or more affiliates of Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw (all of the foregoing and the Reporting Person collectively, the "Bidders") had been granted a waiver by the board of directors of the Issuer of the applicability of Article III Section 7 of the Issuer's articles of incorporation and an approval, for the purpose of Section
78.438 of the Nevada Revised Statutes, of the joinder of certain Bidders with respect to (a) making a joint proposal to the board of directors of the Issuer,
(b) engaging in discussions with representatives of the Issuer regarding a joint proposal, (c) modifying, supplementing or amending the terms and conditions of a joint proposal, (d) engaging in discussions with shareholders of the Issuer regarding their potential support for any potential merger agreement pursuant to a joint proposal, (e) negotiating (but not executing) option, voting or other agreements with shareholders of the Issuer with respect to a joint proposal, (f) negotiating a merger agreement and all related transaction agreements with the Issuer, (g) forming an acquisition vehicle and taking all necessary actions with respect to its capitalization and governance in connection with a joint proposal and all agreements and arrangements related thereto, (h) engaging in discussions with and negotiating the terms of any agreements with any potential debt financing sources or additional equity financing sources with respect to the financing of a joint proposal, (i) making any required filings under applicable laws or regulations in connection with the joint proposal or any contemplated transaction relating to such joint proposal, (j) engaging in discussions and/or meetings with Nevada and Colorado gaming regulatory authorities regarding the joint proposal, the proposed merger agreement, the acquisition vehicle, the potential debt financing and equity financing sources and potential financial structure, and other matters regarding the potential acquisition, and (k) taking all other actions that are a necessary and proper incident to making a joint proposal (the "Waiver and Approval"). The Waiver and Approval were granted by resolutions adopted by the board of directors of the Issuer by unanimous written consent.

      On November 10, 2006, certain Bidders reached an understanding to make a joint bid to acquire all of the outstanding Common Stock not currently owned by the Reporting Person or Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw.

      On November 10, 2006, a letter was sent to the board of directors of the Issuer proposing, on behalf of an entity to be formed by certain Bidders, to acquire by merger all of the outstanding shares of Common Stock not owned by Reporting Person or Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw (the "Proposal Letter") for $21 per share in cash. Concurrently with the delivery of the Proposal Letter, certain Bidders and the Issuer entered into an exclusivity agreement (the "Exclusivity Agreement") which provided for an exclusivity period during which the parties thereto agreed to negotiate in good faith the terms of a definitive acquisition agreement and all necessary ancillary agreements with respect to such acquisition agreement.

      On December 12, 2006, the effectiveness of the Waiver and Approval as well as the exclusivity period contemplated by the Exclusivity Agreement expired. Concurrently, certain Bidders withdrew their acquisition proposal contemplated by the Proposal Letter. In addition, the Reporting Person on the one hand and Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw on the other hand terminated all other activities permitted by the Waiver and Approval. Therefore, the Reporting Person on the one hand and Laminar, DESCO LP, DESCO LLC, Valence and David E. Shaw on the other hand are no longer required to file a joint statement on Schedule 13D.

      Except as contemplated in this Item 4, the Reporting Person has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a), (b) Based upon the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, there were 12,463,755 shares of Common Stock outstanding as of November 1, 2006. Based on the foregoing, the 600,000 shares of Common Stock beneficially owned by the Reporting Person (the "Subject Shares") represent approximately 4.8% of the shares of Common Stock issued and outstanding.

            Ian Bruce Eichner will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

            As of the date hereof, the Reporting Person owns no shares of Common Stock other than the Subject Shares.

      (c) Within the last 60 days, no transactions in shares of Common Stock were effected by the Reporting Person.

      (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

            Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS


            None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  December 14, 2006


                                               /s/ Ian Bruce Eichner
                                            ------------------------------------
                                            IAN BRUCE EICHNER